Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2017	2016	2017	2016
Income before income taxes	$790	$887	$1,550	$1,804
Interest	92	93	181	184
Portion of rentals deemed to be interest	15	16	30	33
Income available for fixed charges	$897	$996	$1,761	$2,021

Fixed charges:
Interest	$92	$93	$181	$184
Portion of rentals deemed to be interest	15	16	30	33
Total fixed charges	$107	$109	$211	$217
Ratio of earnings to fixed charges	8.39	9.13	8.34	9.33

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the total fixed charges. For purposes of this ratio, fixed charges consist of interest and that portion of rentals deemed representative of the appropriate interest factor.